WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2018

(In thousands)

Assets

Cash and cash equivalents	$	73,040
Cash and cash equivalents – restricted		59,558
Investment securities		56,483
Receivables:		
Funds and separate accounts		11,753
Customers and other		137,758
Due from affiliates		9,428
Prepaid expenses and other current assets		17,252
Total current assets		365,272
Property and equipment, net		57,709
Deferred income taxes		1,036
Goodwill and identifiable intangible asset		8,242
Other non-current assets		12,328
Total assets	$	444,587

Liabilities and Stockholder's Equity

Accounts payable	$	14,177
Payable to investment companies for securities		100,085
Payable to third party brokers		6,752
Payable to customers		86,184
Accrued compensation		18,977
Due to affiliates		3,769
Other current liabilities		7,776
Income taxes payable		40
Total current liabilities		237,760
Accrued pension and postretirement costs		516
Other non-current liabilities		2,497
Total liabilities		240,773
Redeemable noncontrolling interests		102
Stockholder's equity:		
Common stock, $1.00 par value: 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		193,451
Retained earnings		8,959
Accumulated other comprehensive loss		1,301
Total stockholder's equity		203,712
Total liabilities, redeemable noncontrolling interests and stockholder's equity	$	444,587

See accompanying notes to consolidated financial statements.